United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-210700)

Ladies and Gentlemen:

Cemtrex, Inc. (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the registration statement on Form S-3 (the “Registration Statement”), including all exhibits thereto (File No. 333-210700), as originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 11, 2016, be withdrawn, effective immediately.

At this time, the Company has determined that it is unlikely that it will meet the eligibility requirements for use of the Registration Statement. The Registration Statement did not become effective and no securities under the Registration Statement have been sold. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477. The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Should you have any questions regarding this matter, please contact the undersigned, at (631) 756-9116. Thank you for your assistance.

Date:   May 17, 2016

By:	/s/ Saagar Govil
Name: Saagar Govil
Title: Chairman of the Board, CEO, President, and Secretary
Cemtrex, Inc.

Cemtrex Inc. ● 19 Engineers Lane ● Farmingdale, NY USA ● 11735 ● Tel:631.756.9116 Fax: 631.420.4985 ● www.cemtrex.com ● info@cemtrex.com